Exhibit 99.1

360 Finance Announces Pricing of Upsized Follow-on Public Offering of American Depositary Shares

SHANGHAI, China, June 27, 2019 (GLOBE NEWSWIRE) — 360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”), a leading digital consumer finance platform, today announced the pricing of an upsized public offering of 9,609,000 American depositary shares (“ADSs”), each representing two class A ordinary shares of the Company, by several selling shareholders (the “selling shareholders”) at a price of US$10.00 per ADS. The selling shareholders have also granted the underwriters a 30-day option to purchase up to 1,441,220 additional ADSs. The Company will not sell any ADSs in this offering and will not receive any proceeds from the sale of ADSs by the selling shareholders.

Citigroup, Morgan Stanley, Haitong International and China Renaissance act as the underwriters for this offering.

This offering is being made only by means of a written prospectus forming a part of the effective registration statement. A copy of the prospectus related to this offering may be obtained by contacting Citigroup Global Markets Inc.at +1-800-831-9146, Morgan Stanley & Co. LLC at +1-866-718-1649, Haitong International Securities Company Limited at +1-212-351-6040, or China Renaissance Securities (Hong Kong) Limited at +852-2287-1600.

Registration statements relating to these securities have been declared effective by the U.S. Securities and Exchange Commission (the “SEC”). This announcement shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About 360 Finance

360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”) is a leading digital consumer finance platform and the finance partner of the 360 Group. The Company provides tailored online consumer finance products to prime, underserved borrowers funded primarily by its funding partners. The Company’s proprietary technology platform enables a unique user experience supported by resolute risk management. When coupled with its partnership with 360 Group, the Company’s technology translates to a meaningful borrower acquisition, borrower retention and funding advantage, supporting the rapid growth and scaling of its business.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 360 Finance may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 360 Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in 360 Finance’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 Finance does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 Finance

E-mail: ir@360jinrong.net

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com